SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

LAWSON SOFTWARE, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

52078P 10 2

(CUSIP Number)

Bruce B. McPheeters, Esq.

General Counsel, Secretary and Senior Vice President

Lawson Software, Inc.

380 Saint Peter Street

St. Paul, Minnesota 55102-1302

(651) 767-7000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 11, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Symphony Technology II GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) 00

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Symphony Technology II-A, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Romesh Wadhwani

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,950,897 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,950,897 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,950,897 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.0%

14.	Type of Reporting Person (See Instructions) IN

(1) 4,950,897 shares are owned directly by the Romesh and Kathleen Wadhwani Trust (the “Trust”).  Dr. Wadhwani and his wife, Kathleen Wadhwani, are co-trustees of the Trust and share the authority and discretion to manage and conduct the affairs of the Trust.  By reason of this relationship, Dr. Wadhwani, Mrs. Wadhwani and the Trust may be deemed to share the power to vote or direct the vote and to dispose or direct the disposition of the reported securities beneficially owned by such reporting person as indicated above.  Dr. Wadhwani and Mrs. Wadhwani disclaim beneficial ownership of the reported securities held by the Trust, except to the extent of their pecuniary interest therein.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Kathleen Wadhwani

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,950,897 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,950,897 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,950,897 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.0%

14.	Type of Reporting Person (See Instructions) IN

(1) 4,950,897 shares are owned directly by the Trust.  Dr. Wadhwani and his wife, Kathleen Wadhwani, are co-trustees of the Trust and share the authority and discretion to manage and conduct the affairs of the Trust.  By reason of this relationship, Dr. Wadhwani, Mrs. Wadhwani and the Trust may be deemed to share the power to vote or direct the vote and to dispose or direct the disposition of the reported securities beneficially owned by such reporting person as indicated above.  Dr. Wadhwani and Mrs. Wadhwani disclaim beneficial ownership of the reported securities held by the Trust, except to the extent of their pecuniary interest therein.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Romesh and Kathleen Wadhwani Trust, Romesh Wadhwani and Kathleen Wadhwani, Trustees

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,950,897 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,950,897 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,950,897 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.0%

14.	Type of Reporting Person (See Instructions) OO

(1) 4,950,897 shares are owned directly by the Trust.  Dr. Wadhwani and his wife, Kathleen Wadhwani, are co-trustees of the Trust and share the authority and discretion to manage and conduct the affairs of the Trust.  By reason of this relationship, Dr. Wadhwani, Mrs. Wadhwani and the Trust may be deemed to share the power to vote or direct the vote and to dispose or direct the disposition of the reported securities beneficially owned by such reporting person as indicated above.  Dr. Wadhwani and Mrs. Wadhwani disclaim beneficial ownership of the reported securities held by the Trust, except to the extent of their pecuniary interest therein.

Introduction

This Amendment No. 7 (this “Amendment”) amends and supplements the statement on Schedule 13D filed by the Reporting Persons on August 11, 2008, as amended by Amendment No. 1 thereto dated January 8, 2007, Amendment No. 2 thereto dated August 3, 2007, Amendment No. 3 thereto dated November 2, 2007, Amendment No. 4 thereto dated August 6, 2008, Amendment No. 5 thereto dated August 12, 2008 and Amendment No. 6 thereto dated November 5, 2008 (the “Schedule 13D”).  Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment.  Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D.

Item 4.   Purpose of Transaction

Item 4 of the Schedule 13D is amended by adding the following paragraphs to the end of such Item:

As previously disclosed, on August 11, 2008, the Trust entered into the Forward Sale Agreement which obligated the Trust to deliver, to a third-party buyer, up to 2,500,000 shares of Common Stock (or, at the election of the Trust, an equivalent amount of cash based on a formula described in the Forward Sale Agreement) on August 11, 2010 (the “Settlement Date”).  Under the Forward Sale Agreement, the number of shares of Common Stock (or the cash equivalent) to delivered to the third-party on the Settlement Date was determined as follows:

(i)            if the average of the volume-weighted average price per share of Common Stock on each of the twenty (20)  trading days ending on and including August 11, 2010 (the “Settlement Price”) is less than or equal to $7.97 (the “Floor Price”), the Trust will deliver all of the Pledged Shares;

(ii)           if the Settlement Price is between the Floor Price and $11.53 (the “Cap Price”), the Trust would deliver a number of shares of Common Stock equal to 2,500,000 multiplied by a fraction, the numerator of which is the Floor Price and the denominator of which is the Settlement Price; and

(iii)          if the Settlement Price is greater than the Cap Price, the Trust would deliver the number of shares of Common Stock equal to 2,500,000 multiplied by a fraction, the numerator of which is the Floor Price plus the excess of the Settlement Price over the Cap Price, and the denominator of which is the Settlement Price.

The Trust did not elect to settle the Forward Sale Agreement for cash.  On the Settlement Date, the Settlement Price was less than the Floor Price and, accordingly the Trust delivered all 2,500,000 Pledged Shares to the buyer on August 11, 2010.

On April 26, 2011, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with GGC Software Holdings, Inc., a Delaware corporation (“GGC”) and Atlantis Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of GGC.

In connection with the Merger Agreement and the transactions contemplated thereby, the Trust entered into a Voting Agreement, dated April 26, 2010 (the “Voting Agreement”). Pursuant to the Voting Agreement, the Trust agreed that until the expiration date of the Voting Agreement, it would not (i) except as set forth in the Voting Agreement, transfer, assign, sell, gift-over, pledge or otherwise dispose of the shares of capital stock of the Issuer owned by the Trust as set forth in the Voting Agreement (such shares, the “Subject Shares”), (ii) enter into any contract, option or other agreement, arrangement or understanding with respect to a transfer of the Subject Shares, (iii) grant any proxy or power of attorney (other than a proxy to GGC or its designee) with respect to the Subject Shares or (iv) deposit any of the Subject Shares into a voting trust or enter into a voting agreement with respect to the Subject Shares. In addition, the Trust agreed that until the expiration date of the Voting Agreement, the Trust, and in some cases, certain of its affiliates would vote the Subject Shares (i) in favor of the Merger Agreement and the transactions contemplated thereby and (ii) against (A) any proposal made in opposition to or competition with consummation of the Merger Agreement, (B) any acquisition proposal from any party other than GGC or an affiliate of GGC, as contemplated by the Merger Agreement, (C) any amendment of the Issuer’s certificate of incorporation or by-laws, but only if such amendment is not permitted under the terms of the Merger Agreement and (D) any dissolution, liquidation or winding up of the Issuer not consented to by GGC in accordance with the Merger Agreement. The Trust also agreed to grant GGC (or its designee) an irrevocable proxy regarding the matters addressed in the Voting Agreement if the Trust fails to act in accordance with its obligations under the Voting Agreement, provided that the Voting Agreement has not been terminated. The expiration of the Voting Agreement occurs upon the earliest of (i) the effective time of the Merger, (ii) the date on which the Merger Agreement is terminated in accordance with its terms or (iii) the date upon which the Board of Directors of the Issuer has changed its recommendation to stockholders with respect to the Merger Agreement. The description of the Voting Agreement is qualified in its entirety by reference to the full text of the agreement, which is included as an Exhibit hereto and is incorporated by reference herein.

Dr. Wadhwani is the Co-Chairman of the Board of Directors of the Issuer; however, Dr. Wadwhani caused the Trust to enter into the Voting Agreement solely in his capacity as a stockholder of the Issuer, and not as a director of the Issuer or in any other capacity. At the same time as the Trust entered into the Voting Agreement, (i) Harry Debes, the Issuer’s chief executive officer and a director and (ii) H. Richard Lawson (the Co-Chairman of the Board of Directors of the Issuer), Patricia Lawson and the Lawson Family Investment Company, Ltd. (a company over which H. Richard Lawson and Patricia Lawson share voting and dispositive control) entered into voting agreements with GGC having substantially similar terms to the terms of the Voting Agreement solely in their capacity as stockholders of the issuer.

Item 5.   Interest in Securities of the Issuer

(a)           As of April 26, 2011, the Reporting Persons are deemed to be the beneficial owner of 4,950,897 shares (the “Shares”) of the Issuer’s common stock.  The Shares represent approximately 3.0% of the Issuer’s outstanding common stock (For the purposes of this Item 5, percentages are based on 163,955,268 outstanding shares as of March 25, 2011, as reported in the Company’s Form Quarterly Report on Form 10-Q for the quarterly period ended February 28, 2010 filed with the Securities and Exchange Commission on April 1, 2011).

(b)           The shares that may be deemed to be beneficially owned by Symphony and Symphony GP represent 0.0% of the outstanding shares of Common Stock.  The shares that may be deemed to be beneficially owned by Dr. Wadhwani represent approximately 3.0% of the outstanding shares of Common Stock.  The shares that may be deemed beneficially owned by the Trust, Mr. Wadhwani and Mrs. Wadhwani represent approximately 3.0% of the outstanding shares of Common Stock.

Dr. Wadhwani and Mrs. Wadhwani are co-trustees of the Trust and share the authority and discretion to manage and conduct the affairs of the Trust. By reason of these relationships, Dr. Wadhwani, Mrs. Wadhwani, and the Trust may be deemed to share the power to vote or direct the vote and to dispose or direct the disposition of the shares owned by the Trust.

Dr. Wadhwani and Mrs. Wadhwani disclaim beneficial ownership of the Shares held directly by the Trust except to the extent to their pecuniary interest therein.  The filing of this Amendment shall not be construed as an admission that any of the Reporting Persons share beneficial ownership for purposes of Section 13(d) of the Exchange Act.

(c)           During the 60 day period preceding the filing of this report, none of the Reporting Persons has purchased or sold any shares of the Issuer’s common stock.

(d)           Not applicable.

(e)           The Trust, Dr. Wadhwani and Mrs. Wadhwani ceased to be beneficial owners of more than 5% of the outstanding Common Stock on August 11, 2010, the Settlement Date with respect to the Forward Sale Agreement described in Item 4 of this Amendment.  Following such date, none of the Reporting Persons are beneficial owners of more than 5% of the outstanding Common Stock.

Item 7.  Material to be Filed as Exhibits

99.9                          Amended and Restated Joint Filing Agreement, dated November 5, 2008, by and among Symphony Technology II GP, LLC, Symphony Technology II-A, L.P., Dr. Romesh Wadhwani, Kathleen Wadhwani and The Romesh and Kathleen Wadhwani Trust (Incorporated by reference to the Schedule 13D filed on November 5, 2008)

99.12                    Voting Agreement dated April 26, 2011, by and among GGC Software Holdings, Inc., Atlantis Merger Sub, Inc., and The Romesh & Kathleen Wadhwani Family Trust.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, such persons certify that the information set forth herein is true, complete and correct.

Dated: April 26, 2011
SYMPHONY TECHNOLOGY II GP, LLC

	By:	/s/ Romesh Wadhwani
	Name:	Romesh Wadhwani
	Title:	Managing Director

SYMPHONY TECHNOLOGY II A, L.P.
By Symphony Technology II GP, LLC, its general partner

	By:	/s/ Romesh Wadhwani
	Name:	Romesh Wadhwani
	Title:	Managing Director

ROMESH WADHWANI

	By:	/s/ Romesh Wadhwani
Individually

KATHLEEN WADHWANI

	By:	/s/ Kathleen Wadhwani
Individually

ROMESH AND KATHLEEN WADHWANI FAMILY TRUST

	By:	/s/ Romesh Wadhwani
	Name:	Romesh Wadhwani
	Title:	Trustee

Exhibit Index

Exhibit No.	Description

99.9 (1)

Amended and Restated Joint Filing Agreement, dated November 5, 2008, by and among Symphony Technology II GP, LLC, Symphony Technology II-A, L.P., Dr. Romesh Wadhwani, Kathleen Wadhwani and The Romesh and Kathleen Wadhwani Trust

99.12	Voting Agreement dated April 26, 2011, by and among GGC Software Holdings, Inc., Atlantis Merger Sub, Inc., and The Romesh & Kathleen Wadhwani Family Trust.

(1)           Incorporated by reference to the Schedule 13D filed on November 5, 2008.